VANCOUVER OFFICE
Suite 600 – 837 West Hastings Street
Vancouver, BC V6C 3N6 CANADA

T EL: (604) 687-1717
FA X: (604) 687-1715
WEB: www.augustaresource.com

April 5, 2013

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear Sirs:

Re:	AUGUSTA RESOURCE CORPORATION (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the referenced Company:

1.	Meeting Type	Annual General
2.	Class of Securities Entitled to Receive Notice	Common
3	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	050912203
5.	Record Date for Notice	May 15, 2013
6.	Record date for Voting	May 15, 2013
7.	Beneficial Ownership determination date	May 15, 2013
8.	Meeting Date	June 20, 2013
9.	Meeting Location	Vancouver
10.	Issuer is sending proxy related materials directly to NOBO	No
11.	Issuer paying for delivery to OBO	Yes
12.	Issuer is sending proxy-related materials to registered holders using notice-and-access	No
13.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	No
14.	Stratification	No
	- Stratification type	N/A

Yours truly,
AUGUSTA RESOURCE CORPORATION

“Purni Parikh”
Purni Parikh
Vice President, Corporate Secretary

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC